December 11, 2024
Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance - Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Melissa Gilmore and Mr. Kevin Woody

Re:	Proto Labs, Inc.
Form 10-K for the Year Ended December 31, 2023
Form 8-K furnished November 1, 2024
File No. 001-35435

To Whom it May Concern:
We are writing to respond to the comment raised in the letter to Proto Labs, Inc. (the "Company"), dated December 3, 2024, from the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission"). The Company's response below corresponds to the caption and number of that comment (which is reproduced below in italics).

Form 8-K furnished November 1, 2024

Exhibit 99.1
Additional Third Quarter 2024 Highlights

1.
We note your disclosure of revenue per customer contact in your earnings release filings and investor presentations on your website which appears to be a metric. We further note references to and discussions of changes in this metric in your 10-Q and 10-K filings. In future filings, please provide the following disclosures for any metrics disclosed (refer to SEC Release No. 33-10751):

•How the metric is calculated, including any estimates or assumptions underlying the metric or its calculation;
•The reasons why the metric provides useful information to investors; and
•How management uses the metric.

Response: The Company has reviewed SEC Release No. 33-10751 and will revise the Company's disclosures regarding revenue per customer contact in future filings accordingly. Please refer to Exhibit 1 for draft disclosures relating to the Company's revenue per customer contact, which will be reflected in future filings.

* * * * *

In connection with responding to your comment, we acknowledge that the Company is responsible for the accuracy and adequacy of the disclosures in the filing, and that the Staff's comments or changes to disclosures in response to the Staff's comments do not foreclose the Commission from taking any action with respect to the filing.

We hope that this letter responds adequately to the Staff's comment. Should you have any questions related to any of the forgoing, please feel free to reach out to me at (763) 479-7240, or my colleague Jason Frankman at (763) 479-7443.

Sincerely,

Proto Labs, Inc.

/s/ Daniel Schumacher
Daniel Schumacher
Chief Financial Officer

Enclosure

cc:	Robert Bodor
Jason Frankman
Proto Labs, Inc.
W. Morgan Burns
Faegre Drinker Biddle & Reath LLP

Exhibit 1 - Form 8-K furnished November 1, 2024
Proto Labs, Inc.
Customer Contact Information
(In thousands, except customer contacts and per customer contact amounts)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Revenue	$125,619	$130,705	$379,140	$378,829
Customer contacts	22,511	23,080	43,671	45,668
Revenue per customer contact [1]	$5,580	$5,663	$8,682	$8,295

1 Revenue per customer contact is calculated using the revenue recognized during the respective period divided by the actual number of customer contacts served during the same period. Customer contacts are product developers, engineers, procurement and supply chain professionals and other individuals who place an order, and that order is shipped and invoiced during the period. The Company believes revenue per customer contact is useful to investors in evaluating the underlying business trends and ongoing operating performance of the Company.
3